International Tower Hill Mines Ltd.

November 30, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Tower Hill Mines Ltd.

Registration Statement on Form S-3 (File No. 333-273881)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, International Tower Hill Mines Ltd. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-273881) and declare the Registration Statement effective as of Monday, December 4, 2023, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (907) 328-2801, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.

Very truly yours,

International Tower Hill Mines Ltd.
By:	/s/ Karl L. Hanneman
Name:	Karl L. Hanneman
Title:	Chief Executive Officer

cc:	David R. Crandall, Hogan Lovells US LLP

2710-200 Granville Street,

Vancouver, British Columbia, Canada V6C 1S4

(604) 683-6332